Exhibit 99.1

2019-03-29

PRESS RELEASE

Increase in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

The number of shares and votes in Oasmia Pharmaceutical AB (publ) has increased as a result of the directed new share issue carried out in March 2019. Through the directed share issue the number of outstanding shares and votes has increased by 22,948,535 from 201,952,111 to 224,900,646. The share capital has increased by SEK 2,294,853.50 from SEK 20,195,111.10 to SEK 22,490,064.60

For more information, please contact:

Mikael Asp, CEO

Phone: +46 18 50 54 40

E-mail: mikael.asp@oasmia.com

Note to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact person set out above, at 18:00 pm CET on March 29, 2019.